

January 9, 2012

Via E-mail
Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 S.W. 145th Avenue
Miramar, FL 33027

      RE: **Elizabeth Arden, Inc.**
               Form 10-K for the Year ended June 30, 2011
               Filed August 16, 2011
               Form 10-Q for the Quarter ended September 30, 2011
               Filed November 4, 2011
               File No. 1-6370

Dear Mr. Smith:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2011

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 8 – Financial Statements and Supplementary Data, page 48

Note 12 – Income Taxes, page 70

2. You disclose on page 36 that the increase in the effective tax rate in the current year period as compared to the prior year period was partially due to a shift in the ratio of earnings

contributions between jurisdictions that have different tax rates. Given that you generate a significant amount of income before income taxes from locations outside of the United States and a significant portion of your provision (benefit) for income taxes is also composed of non-U.S. amounts, please tell us what countries comprise a material amount of your foreign taxes and whether you generate a disproportionate amount of taxable income in countries with very low tax rates.

Note 18 – Segment Data and Related Information, page 83

3. You disclose that commencing July 1, 2010 your operations and management reporting structure were reorganized into two reportable segments: North America and International. It is unclear what your operating segments are and whether operating segments have been aggregated to arrive at these two reportable segments. Please tell us and revise your disclosure to clarify what your operating segments are and whether any operating segments have been aggregated to arrive at your two reportable segments. See also ASC 280-10-50-21.a. If you aggregated operating segments in arriving at one or more of your reportable segments, please also provide us with the analysis you performed in determining the requirements of ASC 280-10-50-11 were met.

Form 10-Q for the Period Ended September 30, 2011

General

4. Please address the above comments in your interim filings as well, as applicable.

Item 4 – Controls and Procedures, page 27

5. Please disclose whether there have been any changes in your internal controls and procedures during the most recently completed quarter. See Item 308 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding these comments.

Sincerely,

/s/ Jeffrey Gordon for

Rufus Decker
Accounting Branch Chief